File No. 333-

CIK # 0002098086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Registration Statement
on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY PORTFOLIOS, SERIES 86

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, NY 10577

D.	Name and complete address of agents for service:

MORGAN LEWIS & BOCKIUS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Christopher D. Menconi, Esq.	Attention: Michael B. Weiner, Esq.
1111 Pennsylvania Avenue NW	2000 Westchester Avenue
Washington, DC 20004-2541	Purchase, New York 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated February 13, 2026, Subject to Completion

Americas Thematic Focus Trust

A UNIT INVESTMENT TRUST

The unit investment trust named above (the "Trust") is included in Morgan Stanley Portfolios, Series 86. The Trust invests in a portfolio of domestic and foreign common stocks and American Depositary Receipts of U.S. and Latin American companies that Morgan Stanley & Co. LLC Research believes have exposure to emerging global themes.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of the Trust's strategy.

Prospectus dated ________, 2026

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The information in this Prospectus is not complete and may be changed. No one may sell Units of the Trust until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Americas Thematic Focus Trust

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Americas Thematic Focus Trust (the "Trust") is right for you. More detailed information can be found later in this Prospectus.

Investment Objective

The objective of the Trust is to provide above-average capital appreciation.

There is no guarantee that the Trust will achieve its investment objective.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of common stocks designed to remain fixed over its fifteen-month life. Unlike a mutual fund, the Trust's portfolio is not managed.

Investment Concept and Selection Process

The Trust will seek to meet its objective by investing in domestic and foreign common stocks and American Depositary Receipts ("ADRs") of U.S. and Latin American companies that Morgan Stanley & Co. LLC Research ("MS&Co. Research") believes have exposure to certain emerging global themes as described below. Certain of the foreign issuers in the Trust are located in emerging markets. As of the Initial Date of Deposit, the Trust's portfolio will invest all of its net assets in domestic and foreign common stocks and ADRs of companies that are located in the U.S. or Latin America (the "Americas").

The Sponsor, Morgan Stanley Smith Barney LLC, developed the Trust's portfolio by selecting certain securities from a list of securities published by MS&Co. Research in a January 18, 2026 report titled "The Americas Thematic Focus List" (the "Report"). MS&Co. Research is a unit of Morgan Stanley & Co. LLC that provides timely, in-depth analysis of global economies, policy, markets, industries and companies. MS&Co. Research does not supply services to the Trust and published the Report without regard to the Trust or its unitholders. MS&Co. Research has no influence, obligation or liability with respect to the investment decisions made by the Sponsor in connection with the Trust (see Description of the Trust—The Portfolio).

In creating the Report, MS&Co. Research sought to identify global themes it believes may drive market dynamics through 2026. The four identified global themes are as follows:

• Technology Diffusion—With the capabilities of artificial intelligence ("AI") appearing to increase faster than many organizations' ability to fully deploy them, this theme posits that companies best positioned to create and make use of AI will have a competitive advantage. In applying this theme, MS&Co. Research considered which companies it believes can utilize AI to seek durable productivity gains, make and apply advancements in robotics and withstand practical barriers to AI development and growth, among other factors.

• The Future of Energy—With energy demand expected to increase, in large part due to the development of AI infrastructure, this theme explores an anticipated need for sufficient low-cost power. As a result, this theme focuses on evolving energy technologies such as carbon capture, energy storage, nuclear power and power grid enhancements, as well as global energy pricing dynamics—including the export of low-cost U.S. natural gas and political sensitivity to energy costs and climate resilience.

• Multipolar World—This theme reflects a perceived trend toward less open commerce, greater local control of supply chains and increased emphasis on national security considerations, which MS&Co. Research believes will benefit companies with relative advantages in AI capabilities and computational power, cost structures such as energy and key inputs, supportive industrial ecosystems, regulatory environments and trade policy.

• Societal Shifts—This theme reflects the anticipated "ripple effects" of AI on the future of work, including among others, how it may impact the work force and consumers, alongside demographic challenges such as aging populations and fertility rates, housing issues and innovations that extend longevity and improve quality of life.

Using these themes as a framework, MS&Co. Research created a list of representative companies located in the Americas through the following selection process. Beginning with the companies within its Americas equity coverage universe, MS&Co. Research limited the selection universe to the subset of companies whose shares it has rated as "Overweight" or

"Equal-weight." MS&Co. Research assigns these ratings based on its expectations for a stock's total return over the next twelve to eighteen months relative to an appropriate industry or country index, with "Overweight" indicating the stock is expected to exceed, and "Equal-weight" indicating it is expected to perform in line with, such index.

MS&Co. Research then performed a comprehensive analysis of the companies within this selection universe, and selected each company based on its potential to benefit from one or more of the four themes, as well as a company's perceived relative valuation opportunities.

In assembling the Trust's portfolio components, the Sponsor sought to include each company in the Report represented by a domestic or foreign common stock or by a sponsored or unsponsored ADR traded on a U.S. exchange. The Sponsor then excluded the common stocks and ADRs of companies subject to any regulatory, tax, or trading-related restrictions of the Sponsor (see Description of the Trust—The Portfolio for a complete discussion). The Sponsor also sought to invest the Trust's portfolio among these securities on an equally weighted basis, subject to any regulatory restrictions (see Description of the Trust—The Portfolio). As a result of this process, the Trust invests in __ of the __ companies identified in the Report (see Portfolio).

The resulting portfolio will primarily consist of large capitalization (market capitalizations of $10 billion or more) along with significant investment in mid-capitalization (market capitalizations between $1 billion and $10 billion) common stocks of publicly traded domestic and foreign companies, as well as ADRs, and will invest significantly (at least ten percent of its total assets) in consumer product companies, health care companies, industrials companies, information technology companies and utility companies, as well as in companies located in Brazil (see Risk Factors). On the Initial Date of Deposit, the portfolio securities will be equally weighted, to the extent practicable, though such weightings will likely change during the life of the Trust due to market movements for each of the portfolio securities, among other factors (see Description of the Trust—Objective of the Trust).

After the Initial Date of Deposit, the Trust will continue to purchase (subject to any restrictions described under Description of the Trust—Structure and Offering) or hold the above-mentioned common stocks and ADRs, notwithstanding the fact that MS&Co. Research, or any affiliate, may revise its opinion with respect to any individual company. In particular, any subsequent creation of a similar type of list of companies or an update by MS&Co. Research regarding the companies held by the Trust will not affect the composition of the Trust. Furthermore, although MS&Co. Research identified stocks based upon a twelve to eighteen month outlook, the Trust has a maximum duration of fifteen months and does not intend to change its composition prior to termination.

Principal Risk Factors

Holders can lose money by investing in the Trust. The value of your units will increase or decrease depending on the value of the common stocks and ADRs which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the issuers and general economic conditions.

Common Stocks. The Trust consists of common stocks of domestic and foreign issuers. If you invest in the Trust, you should understand the potential risks generally associated with common stocks, which include, but are not limited to:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  Geopolitical and other events (including but not limited to war, terrorism, economic uncertainty, trade and tariff disputes, extreme weather and climate-related events, instability in the global financial system, public health crises and spread of infectious illness) have led, and in the future may lead, to increased market volatility, which may disrupt the U.S. and world economies, individual companies and markets, and may have significant adverse direct or indirect effects on the Trust and its investments. Such events include the global coronavirus pandemic and its after effects, Russia's continued military actions against Ukraine, shifts in the banking sector, and the various attacks against Israel and related ongoing conflict, which have adversely impacted business activity and the economy on a global scale. It is possible and, indeed, likely that some or all of these global events will persist for the duration of the Trust.

•  The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

Industry Risks. It is anticipated that the Trust's portfolio may invest significantly (at least ten percent of its total assets) in consumer product companies, financial companies, health care companies, industrials companies, and information technology companies. Please also refer to the "Risk Factors" section for a complete discussion of the corresponding risks for each of these sectors. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant common stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

•  The predominance of AI within the industry and the effectiveness of its AI capabilities.

Foreign Securities. The Trust's portfolio may invest significantly in companies located in Brazil. Please refer to the "Risk Factors—Foreign Securities" section for a complete discussion of the corresponding risks associated with investments in this country. More broadly, since the Trust's portfolio includes common stocks and ADRs of issuers located in foreign and emerging markets (as classified by MSCI), taking the form of a common stock traded on a U.S. exchange or represented by a sponsored or unsponsored ADR, the Trust may be negatively affected by the risks of investing in foreign securities, which include:

•  The value of the U.S. dollar relative to the foreign currencies.

•  Future political and economic developments.

•  Possible withholding taxes.

•  Differing accounting practices.

•  Price volatility and/or liquidity issues, in particular for over-the-counter traded ADRs.

•  Possible fees associated with distributions received from ADRs.

In addition to the foregoing risks, certain of the additional risks associated with emerging markets investments include:

•  Political risks such as government instability, nationalization, restrictions on foreign ownership, or the adoption of laws or policies adverse to U.S. investors.

•  Enhanced market risks attributable to limited liquidity or market manipulation by insiders.

Unmanaged Portfolio. The Trust's portfolio contains common stocks and ADRs issued by __ companies, which means that Holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively-managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust's securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy or are no longer viewed favorably by MS&Co. Research or any affiliate. Further, there is no assurance that MS&Co. Research's overall thesis and underlying assumptions contained in the Report will be correct or that any individual company selected will benefit in the manner anticipated by MS&Co. Research.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). The Public Offering Price is based upon the net asset value of the Trust, the latter of which is calculated by:

•  Adding the combined market value of the securities in the Trust to any other assets held, including but not limited to cash, dividends receivable on securities trading ex-dividend, and

•  Subtracting therefrom all liabilities of the Trust, which include, among others, any accrued fees and expenses of the Trust, taxes and undistributed income or capital.

The Public Offering Price per unit is calculated by dividing the net asset value of the Trust by the number of units outstanding (net asset value per unit) and adding an applicable initial sales charge. The Public Offering Price will change daily because prices of the underlying securities will fluctuate.

In addition, as of the close of the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs not exceeding the amount of estimated organization costs per unit, nor the actual amount of such costs, whichever is lower, will be deducted from the assets of the Trust. Accordingly, the net asset value of your units will decrease following this deduction. See "Public Sale of Units—Public Offering Price" and "Expenses and Charges—Initial Expenses".

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value per unit. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option

You may rollover all or a portion of your redemption or termination proceeds into any Sponsor-deposited trust in its initial offering period (a "Rollover Series"), including any future Trust series, if available. If you decide not to rollover your proceeds into a Rollover Series, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with a termination or rollover, including brokerage commissions on any sale of securities, as well as the sales charges and expenses of a Rollover Series. See "Rollover Option".

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly based on a $10 Public Offering Price per Unit. Actual expenses will vary. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unit Holder Transaction Expenses

	As a % of Public Offering Price	Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	0.00%*		$0.00
Maximum Deferred Sales Charge	1.50%		$15.00
Maximum Sales Charge	1.50%		$15.00
Reimbursement to Sponsor for Estimated Organization Costs	%	$

Estimated Annual Trust Operating Expenses

	As a % of Net Assets	Amounts per 100 Units
Trustee's Fee	%		$1.05
Other Operating Expenses	%***	$
Total	%	$

Example

This example helps you compare the cost of the Trust with other unit investment trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a sales charge of 1.50%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$
3 years
5 years
10 years

*  The initial sales charge is equal to the difference between the maximum sales charge of 1.50% and the sum of any remaining deferred sales charge. If the Unit price is less than $10.00 per Unit, there is no initial sales charge, and a credit is applied to ensure the maximum sales charge does not exceed 1.50%. If the Unit price exceeds $10.00 per Unit an initial sales charge is paid at the time of purchase. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.150 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.50%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.50%, however, the maximum sales charge will not exceed 1.50% due to a credit applied at the time of purchase. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.150 per Unit deferred sales charge amount will be deducted from the proceeds. Accordingly, the net asset value of your Units will decrease following each deferred sales charge payment. See Public Sale of Units—Public Offering Price for further detail.

***  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses will likely exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Americas Thematic Focus Trust

SUMMARY OF ESSENTIAL INFORMATION AS OF ______________, 2026†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum aggregate sales charge is 1.50%. The initial sales charge is the difference between the maximum sales charge of 1.50% and the sum of the total deferred sales charge of $0.150 per Unit. The initial sales charge, if any, is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds. Accordingly, the net asset value of your Units will decrease following each deferred sales charge payment. The Trust's initial offering period is anticipated to last approximately three months from the Initial Date of Deposit.

Deferred Sales Charge Payment Dates

__________, 2026, and the 15th day of each month thereafter, through __________, 2026.

Termination Date

__________, 2027, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding or any earlier time as permitted or required by the Trust Indenture.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day provided that the total cash held for distributions equals at least 0.1% of the Trust's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Trust's net asset value. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of __________, 2026 and monthly thereafter.

Distribution Day

The 25th day of __________, 2026 and monthly thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of the Trust

The Trust Indenture may be terminated early if the net asset value of the Trust is less than $1,000,000 or less than 40% of the net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$0.0105 per Unit.

CUSIPs

Cash – _____________

Wrap Fee – _____________

Ticker Symbol

_____________

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of Morgan Stanley Portfolios, Series 86:

Opinion on the Statement of Financial Condition, Including the Portfolio of Investments

We have audited the accompanying Statement of Financial Condition of Morgan Stanley Portfolios, Series 86, comprising Americas Thematic Focus Trust (the "Trust"), including the portfolio of investments, as of the opening of business on __________, 2026 (Initial Date of Deposit), and the related notes (collectively, the "Statement of Financial Condition"). In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of the Trust as of the opening of business on __________, 2026 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Statement of Financial Condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this Statement of Financial Condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the Statement of Financial Condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Statement of Financial Condition. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the Statement of Financial Condition. Our procedures included confirmation of contracts to purchase securities, by correspondence with the broker, as shown in the Statement of Financial Condition as of the opening of business on __________, 2026 (Initial Date of Deposit). We believe our audit provides a reasonable basis for our opinion.

DELOITTE & TOUCHE LLP

New York, New York
__________, 2026

We have served as the auditor of one or more Unit Investment Trusts sponsored by Morgan Stanley Smith Barney LLC since 2014.

Americas Thematic Focus Trust

Statement of Financial Condition as of Initial Date of Deposit, _________, 2026

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$
Total	$
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$
Deferred Sales Charge(4)
Total	$
INTEREST OF UNITHOLDERS
Units of fractional undivided interest outstanding: _______
Cost to investors(5)	$
Less: Gross underwriting commissions(6)
Less: Reimbursement to Sponsor for Organization Costs(3)
Net amount applicable to investors	$
Total	$
Net asset value per Unit	$

Notes to Statement of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolio. See also the column headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These organization costs have been estimated at $_______ per Unit for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)  A deferred sales charge of $0.150 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date. The net asset value of your Units will decrease following each deferred sales charge payment.

(5)  The cost to investors represents the Public Offering Price (computed on the basis set forth under Public Sale of Units—Public Offering Price).

(6)  Assumes a maximum aggregate sales charge of 1.50% of the Public Offering Price (1.523% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

Americas Thematic Focus Trust

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, _________, 2026

Securities(1)(5)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
			%	$
$

See "Notes to Portfolio".

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on _________, 2026. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on _________, 2026. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, all of the Trust portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. The cost of Securities to the Sponsor for the Trust's portfolio is $______ and the Sponsor's profit or (loss) is $______.

(3)  This company is a foreign issuer.

(4)  The approximate percentage breakdown of the countries represented among the Securities in the Trust's portfolio is set forth below:

The following information is unaudited:

(5)  Morgan Stanley and its affiliates ("Morgan Stanley") do business that relates to companies in the Trust, including market making, providing liquidity, fund management, commercial banking, extension of credit, investment services and investment banking. Morgan Stanley sells to and buys from customers the securities/instruments of companies in the Trust on a principal basis. Morgan Stanley may have a position in the debt of a company included in the Trust and may trade as principal in the debt securities (or in related derivatives) of such companies. The following information details certain of Morgan Stanley's investment banking relationships and other matters related to certain of the Trust's securities as of _________, 2026, unless otherwise noted.

An employee, analyst or strategist (or a household member) of Morgan Stanley owns securities (or related derivatives) in one or more of the following companies that he or she has recommended in Morgan Stanley Research:

As of _________, 2026, Morgan Stanley beneficially owned 1% or more of a class of common equity securities of:

Within the last 12 months, Morgan Stanley managed or co-managed a public offering (or 144a offering) for:

Within the last 12 months, Morgan Stanley has received compensation for investment banking services from the following issuers:

In the next 3 months, Morgan Stanley expects to receive or intends to seek compensation for investment banking services from the following issuers:

Within the last 12 months, Morgan Stanley has received compensation for products or services other than investment banking services from the following issuers:

Within the last 12 months, Morgan Stanley has provided or is providing investment banking services to, or has an investment banking client relationship with, the following issuers:

Within the last 12 months, Morgan Stanley has either provided or is providing non-investment banking, securities-related services to and/or in the past has entered into an agreement to provide services or has a client relationship with the following issuers:

Morgan Stanley makes a market in the securities of the following issuers: ______________.

An employee, director or consultant of Morgan Stanley is a director of ______________. This person is not a research analyst or a member of a research analyst's household.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of the Americas Thematic Focus Trust (the "Trust") is to provide above-average capital appreciation through a convenient investment in a fixed portfolio (the "Portfolio") consisting of shares of domestic and foreign common stocks and ADRs (the "Securities"). The Trust's selection process and relative weighting method are described in further detail under Investment Summary—Investment Concept and Selection Process. Following the Initial Date of Deposit, the relative weightings of the Securities in the Portfolio will likely vary for reasons including, but not limited to, changes in prices, round lot trading requirements, trading restrictions on a Security or corporate actions (see also Structure and Offering and Fixed Portfolio).

Achievement of the Trust's objective is dependent upon several factors including, but not limited to, the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, varying weightings of Securities following the Trust's Initial Date of Deposit, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying Securities in the Portfolio.

You should note that the selection criteria were applied prior to the Initial Date of Deposit. After this time, the Securities included in your Trust may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, the Sponsor will generally not remove the Security from the Trust nor refrain from purchasing the Security if additional Units are required. In offering the Units to the public, the Sponsor is not recommending any of the individual Securities but rather the entire pool of Securities in your Trust, taken as a whole, which are represented by the Units.

Structure and Offering

This series of the Trust is considered a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent that references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed in the Portfolio of the Trust. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (generally one business day after the applicable date on which Securities were deposited in the Trust or as otherwise may be required under the Securities Exchange Act of 1934 ("1934 Act")), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust, the aggregate value of the Securities in the Trust will be increased, and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities throughout the life of the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of the Trust that existed immediately prior to the subsequent deposit (the "Proportionate Relationship"). The Proportionate Relationship will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the Proportionate Relationship because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the life of the Trust it may not be possible to buy a particular Security due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions (see also Fixed Portfolio). While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Trust that are not subject to those limitations. This would also result in the dilution (reduction in the proportional ownership)

of the investment in any such Security not purchased and potential variances in anticipated income. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units on any day will be based in part on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus an initial (if any) sales charge. The Public Offering Price for the Trust will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in the Summary of Essential Information. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase Units in the order it determines, in good faith, that they are received. However, any indications of interest received before the Trust's registration becomes effective, which then turn into orders, will be accepted in the order the indications were initially received. Further, orders from such indications of interest that are made pursuant to the rollover option (see Rollover Option herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of the Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

The Sponsor selected the Securities for the Trust through the process described in Investment Summary—Investment Concept and Selection Process. The Sponsor and its affiliates may use the list of Securities included in the Trust and distribute this information to various individuals and entities in other forms, including research reports. In doing so, the Sponsor and its affiliates may issue reports, make recommendations to other clients or otherwise effect transactions in the Securities held by the Trust, which includes selling such Securities when a sale by the Trust would be impermissible. This may have an adverse effect on the prices of the Securities and, in turn, the value of the Units (see also Fixed Portfolio herein). This also may have an impact on the price the Trust pays for the Securities and the price received upon Unit redemptions or liquidation of the Securities. In addition, the Sponsor and its affiliates in their general securities businesses may act as agent or principal in connection with buying and selling securities, including the Securities held by the Trust, and may have bought the Securities held in the Trust, thereby benefiting. See "Notes to Portfolio" and "Conflicts of Interest" in this Prospectus for information concerning the investment banking relationships, various other matters and roles as market-makers maintained by the Sponsor and its affiliates for certain of the Securities included in the Trust. In the future, the Sponsor and its affiliates may also provide or seek to provide investment banking or other services to any of the issuers of the Securities in the Trust. If these scenarios were to occur, the inclusion of such companies in the Trust would constitute a conflict of interest.

MS&Co. Research published the report referenced in the Investment Summary—Investment Concept and Selection Process without regard to the Trust or its Holders and has no obligation or liability with respect to the investment decisions made by the Sponsor regarding the Trust. MS&Co. Research is not responsible for and has not participated in the determination of the prices and amount of Units, the timing of the issuance or sale of Units, or the determination of any related financial calculations. The Trust is not sponsored or endorsed by MS&Co. Research and MS&Co. Research makes no representation or warranty, express or implied, to the Holders of the Trust or any member of the public regarding the advisability of investing in Units of the Trust.

Prior to the initial deposit of the Trust, the Sponsor ensured that the securities identified for inclusion in the Trust, and their relative weightings, did not violate any regulatory, tax, trading and internal Sponsor (or Sponsor-affiliate) related restrictions and further, reasonably concluded that the securities were sufficiently liquid at the time of deposit.

The performance of Units of the Trust will differ from the performance of the underlying Portfolio Securities for various reasons, including:

•  sales charges and expenses of the Trust,

•  the Portfolio may not be fully invested at all times,

•  the Securities may be purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

•  not all Securities may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value per Unit on the days Holders bought and sold their Units. Purchasers of Units will generally have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded on a stock exchange. The contracts to purchase Securities deposited initially in the Trust are expected to settle in one business day (or as otherwise may be required by the 1934 Act), in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, in the event that any contract for the purchase of Securities fails, the Sponsor may seek to purchase replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain limited circumstances (see also Structure and Offering and Fixed Portfolio), or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See

Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of the Trust set forth in the Summary of Essential Information. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts of dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and volatility as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's, and/or its affiliates', buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units, may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Portfolio. After such publication, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt or other obligations of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. The amount and/or frequency of dividends or other distributions paid to shareholders of common stock will under certain circumstances be adversely affected by the rights of an issuer's creditors and/or holders of debt obligations that are superior to such shareholders' rights.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or other issuer obligations will create prior claims for payment of principal, interest and dividends, which could adversely affect the ability and likelihood of the issuer to declare or pay dividends on its common stock. In addition, this could also adversely affect the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. However, the Trustee may not be able to vote any Securities in the Trust that are traded on foreign exchanges.

Market Disruption Risk

Geopolitical and other events, including but not limited to war, terrorism, economic uncertainty, such as changes in interest rates or inflation, trade and tariff disputes, extreme weather and climate-related events, instability in the global financial system, public health crises, spread of infectious illness, and technological disruption and AI adoption have led, and in the future may lead, to increased market volatility, which may disrupt the U.S. and world economies, individual companies and markets, and may have significant adverse direct or indirect effects on the Trust's Securities.

In particular, the global coronavirus pandemic and its after effects has led to increased levels of market distress and/or volatility, as well as decreased economic activity, any of which may have adversely impacted the Securities, and may further adversely impact the Securities during the life of the Trust. This public health crisis has resulted in disruptions to supply chains, manufacturing and sales across a wide range of industries.

Further, Russia's continued military actions in Ukraine have resulted in increased volatility in various financial markets and across various sectors. The U.S. and other countries, along with certain international organizations, have imposed economic sanctions on Russia and certain Russian individuals, banking entities and corporations as a response to the invasion. The extent and duration of the military action, resulting sanctions and future market disruptions in the region are impossible to predict. Moreover, the ongoing effects of the hostilities and sanctions may not be limited to Russia and Russian companies, and may spill over to and negatively impact other regional and global economic markets of the world, including Europe and the U.S. The ongoing military action along with the potential for a wider conflict could further increase financial market volatility and cause negative effects on regional and global economic markets, industries, and companies.

In addition, starting in March 2023, a number of banks in the U.S. and abroad began to experience shortages in liquidity, in some cases resulting in intervention by government agencies in order to ensure the safety of customer deposits as well as the orderly takeover of operations in the event of a bank's failure. Ongoing concerns about the health of regional and national banks facing continued liquidity constrained conditions may lead to further adverse developments in the financial markets.

The unexpected hostilities initiated by Hamas' surprise attack on Israel on October 7, 2023, have added to global geopolitical concerns. The continued conflict, including hostile state and non-state actors such as Hezbollah and Iran, has further escalated tensions. This conflict could continue to further destabilize the region and introduce new uncertainties in global markets, highlighting the ever-changing nature of geopolitical risks.

It is not currently possible to determine the severity of any potential adverse impact of the foregoing events on the financial condition of any of the Trust's Securities, or more broadly, upon the global economy. It is possible and, indeed, likely that some or all of these global events will persist for the duration of the Trust.

Foreign Securities

The Trust may have significant exposure to the securities of foreign issuers through its investments in common stocks of foreign companies traded on U.S. exchanges and in sponsored and unsponsored ADRs. There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in U.S. investments. These risks include those resulting from:

•  fluctuations in currency exchange rates or revaluation of currencies,

•  future adverse political and economic developments and the possible imposition of currency exchange blockages, exchange control regulations, or other foreign laws or restrictions,

•  international trade conditions,

•  foreign withholding taxes and restrictions on foreign investments or exchange of securities,

•  foreign markets that may be less liquid and more volatile than U.S. markets,

•  reduced availability of public information concerning issuers, and

•  the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

The political, economic and social structures of some foreign countries may be less stable and more volatile than those in the U.S. and investments in these countries may be subject to the risks of internal and external conflicts, currency devaluations, foreign ownership limitations and tax increases. Some countries also may have different legal systems that may make it difficult for the Trust to vote proxies, exercise investor rights, and pursue legal remedies with respect to its foreign investments.

Diplomatic and political developments, including rapid and adverse political changes, social instability, regional conflicts, terrorism and war, could affect the economies, industries, and securities and currency markets, and the value of the Trust's investments, in non-U.S. countries. No one can predict the impact that these factors could have on the Trust's Securities.

It is expected that certain of the foreign companies will be held by the Trust in the form of ADRs, which generally involve the same types of risks as foreign common stock held directly. ADRs are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. The ADRs held by the Trust trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission ("SEC"). The Trust may invest in sponsored or unsponsored ADRs. Unlike a sponsored ADR where the depositary has an exclusive relationship with the foreign issuer, an unsponsored ADR may be created by a depositary institution independently and without the cooperation of the foreign issuer. Consequently, information concerning the foreign issuer may be less current or reliable for an unsponsored ADR and the price of an unsponsored ADR may be more volatile than if it was a sponsored ADR. Depositaries of unsponsored ADRs are not required to distribute shareholder communications received from the foreign issuer or to pass through voting rights to its holders. The holders of unsponsored ADRs generally bear all the costs associated with establishing the unsponsored ADR, whereas the foreign issuers typically bear certain costs in a sponsored ADR. Income from the foreign securities underlying the ADRs in the Trust will generally be payable in the currency of the country of their issuance. Distributions paid to the holders of ADRs may be subject to a transactional fee charged by the depositary. The ADRs held by the Trust may be securities that trade in the over-the-counter market, which may experience less liquidity and more volatility than exchange-listed securities. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

With respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trust may invest in securities quoted in currencies other than the U.S. dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Trust and the net asset value of Units of the Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to U.S. dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

Latin American Issuers

The Trust may invest significantly in securities issued by Latin American companies. Investments in a single region, even though representing a number of different countries within the region, may be affected by common economic forces and other factors. The majority of Latin countries have been characterized at various times by government intervention, high interest and unemployment rates, inflation, and an over-reliance on commodity trades. Many Latin American governments exercise substantial control over many aspects of the private sector. Political actions and policies could have real economic consequences on the private sector.

Most Latin American countries have experienced, at one time or another, severe and persistent levels of inflation. This has led to high interest rates, extreme government measures designed to keep inflation in check, and a generally debilitating impact on the economy. Certain Latin American countries may experience sudden and large adjustments in their currency, which in turn, can lead to disruptive and negative effects for foreign investors. Certain Latin American countries impose restriction on the conversion of currency. Similarly, there may be substantial limitation in certain countries with respect to a trust's ability to repatriate investment income, capital or the proceeds of sales of securities. A large number of Latin American countries are among the largest debtors of developing countries and have a long history of reliance on foreign debt and default.

Many Latin American countries are highly dependent on the exports of commodities such as oil, agricultural products, minerals, and metals. As a result, some Latin American economies are particularly susceptible to fluctuations in the price and demand for those commodities.

Brazilian Issuers

The Trust may invest significantly in securities of issuers located and/or with substantial operations in Brazil. Brazil has experienced substantial economic instability resulting from, among other things, periods of very high inflation, persistent structural public sector deficits, rising unemployment, stark disparities of wealth, significant devaluations of the currency of Brazil, and also a high degree of price volatility in both the Brazilian equity and foreign currency markets. Brazilian companies may also be adversely affected by high interest and unemployment rates, and are particularly sensitive to fluctuations in commodity prices.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy, which may have significant effects on Brazilian companies, market conditions and prices of Brazilian securities. The Brazilian economy has been characterized by frequent, and occasionally drastic, intervention by the Brazilian government. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the core of Brazil's economy. The Brazilian government's actions to control inflation and affect other economic policies have involved, among others, the setting of wage and price controls, blocking access to bank accounts, fluctuation of the base interest rates, imposing exchange controls and limiting imports into Brazil. In the past, the Brazilian government has maintained domestic price controls, and no assurances can be given that price controls will not be re-imposed in the future.

Investments in Brazilian securities may be subject to certain restrictions on foreign investment. Brazilian law provides that whenever a serious imbalance in Brazil's balance of payments exists or is anticipated, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investment in Brazil and on the conversion of Brazilian currency into foreign currency.

The likelihood of such restrictions may be affected by the extent of Brazil's foreign currency reserves, the size of Brazil's debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no assurance that the Brazilian government will not impose restrictions or restrictive exchange control policies in the future, which could have the effect of preventing or restricting access to foreign currency.

Emerging Market Issuers

Certain of the ADRs or other securities in the Trust may be issued by entities located in emerging markets. In general, the risks of investing in developing or emerging countries are even greater than the risks associated with foreign investments, which may make these investments volatile in price or difficult to trade. Political risks may include unstable governments, nationalization, restrictions on foreign ownership, laws that prevent investors from getting their money out of a country and legal systems that do not protect property rights as well as the laws of the United States. Market risks may include economies that concentrate in only a few industries, securities issues that are held by only a few investors, liquidity issues and limited trading capacity in local exchanges and the possibility that markets or issues may be manipulated by foreign nationals who have inside information.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is possible Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Large Capitalization Company Risk

The Trust invests primarily in the securities of large capitalization companies, which are generally considered to have market capitalizations of $10 billion or more. Under certain market conditions, large capitalization companies may underperform small- and mid-capitalization companies, which may cause the Trust to underperform relative to the overall equity markets during the life of the Trust.

Mid Capitalization Company Risk

The Trust invests significantly in the securities of mid-cap issuers, which are generally considered to include those companies with a market capitalization of at least $1 billion and less than $10 billion. Securities of mid-cap issuers may also present greater risks than those associated with large-cap issuers. For example, mid-cap issuers may have limited operating histories, product lines, markets, or financial resources. They may be subject to high volatility in revenues, expenses and earnings. Their securities may be thinly traded, may be followed by fewer investment research analysts and may be subject to wider price swings and, thus, may create a greater chance of loss than investments in securities of large-cap issuers. The market prices of securities of mid-cap issuers generally are more sensitive to changes in earnings expectations, to corporate developments and to market rumors than are the market prices of large-cap issuers. Transaction costs in securities of mid-cap issuers may be higher than in those of large-cap issuers.

Consumer Product Companies

The Trust may invest significantly in the common stocks of consumer product companies, a category which includes consumer discretionary and consumer staples companies. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors (including political developments, supply chain disruptions, international conflict, trade and tariff disputes, disruptions in access to markets, imposition of import controls, fluctuations in oil prices, increasing interest rates, and changes in exchange rates) may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies, for example, may be adversely affected by new laws, regulations and litigation.

Health Care Companies

The Trust may invest significantly in the common stocks of health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.

Companies in the health care sector may be impacted by the adoption of new regulations, changes in current laws regarding access to health insurance, the overall risks and costs of compliance with new and existing regulations, privacy concerns, changes in privacy laws, and changes in government policy. Proposed regulations may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of prepaid health care plans and additional tax incentives and penalties aimed at the health care sector. Changes in health care policy could also reduce government funding for health care related research. The potential long-term effects of new regulations and evolving government policy pertaining to the health care industry are uncertain and cannot be predicted.

Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. In particular, these companies are heavily dependent on obtaining and defending patents, which may be time consuming and costly, and the expiration of patents may also adversely affect the profitability of these companies. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of drug and medical products companies, as well as health care issuers generally, are also subject to risks of malpractice claims, product liability claims or other litigation, including mass tort litigation and class action lawsuits.

Health crises, such as a pandemic outbreak, can severely impact the health care industry in particular. These crises can disrupt health care services and processes, strain resources and supplies, and are often increasingly difficult to assess and impossible to predict.

Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

Industrials Companies

The Trust may invest significantly in the common stocks and ADRs of industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, government regulation, supply chain disruptions, domestic and international politics, excess capacity and consumer spending trends.

Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities or defense spending policies, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers.

Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs. Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

Information Technology Companies

The Trust may invest significantly in the common stocks of information technology companies. These include companies that are involved in computer and business services, enterprise software/technical software, internet and computer software, internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, government regulation, competition from foreign competitors with lower production costs, supply chain disruptions affecting the production of hardware and equipment, cyclical market patterns, the loss of patent, copyright and trademark protections, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on information technology companies. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology can have a negative impact on the company's results. Information technology stocks tend to experience substantial price volatility and speculative trading. Information technology companies are heavily dependent on patent and intellectual property rights, the loss or impairment of which may adversely affect profitability. Additionally, companies in the technology sector may face dramatic and often unpredictable changes in growth rates and competition for the services of qualified personnel. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Utility Companies

The Trust may invest significantly in the common stocks and ADRs of utility companies. Many utility companies, especially electric and gas and other energy related utility companies, are subject to various uncertainties, including:

•  Risks of increases in fuel and other operating costs;

•  Restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations;

•  Regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer;

•  Coping with the general effects of energy conservation;

•  Technological innovations which may render existing plants, equipment or products obsolete;

•  The effects of unusual, unexpected or abnormal local weather, including natural or man-made disasters;

•  Maturing markets and difficulty in expanding to new markets due to regulatory and other factors;

•  Difficulty obtaining adequate returns on invested capital, even if frequent rate increases are approved by public service commissions;

•  The high cost of obtaining financing during periods of inflation;

•  Difficulties of the capital markets in absorbing utility debt and equity securities;

•  Increased competition; and

•  International politics.

Any of these factors, or a combination of these factors, could affect the supply of or demand for energy, such as electricity or natural gas, or water, or could affect the ability of the issuers to pay for such energy or water which could adversely affect the profitability of the issuers of the Securities and the performance of your Trust.

Utility companies are subject to extensive regulation at the federal level in the United States, and many are regulated at the state level as well. The value of utility company stocks may decline because governmental regulation affecting the utilities industry can change. This regulation may prevent or delay the utility company from passing along cost increases to its customers, which could hinder the utility company's ability to meet its obligations to its suppliers and could lead to the taking of measures, including the acceleration of obligations or the institution of involuntary bankruptcy proceedings, by its creditors against such utility company. Furthermore, regulatory authorities, which may be subject to political and other pressures, may not grant future rate increases, or may impose accounting or operational policies, any of which could adversely affect a company's profitability and its stock price.

Certain utility companies have experienced full or partial deregulation in recent years. These utility companies are frequently more similar to industrial companies in that they are subject to greater competition and have been permitted by regulators to diversify outside of their original geographic regions and their traditional lines of business. These opportunities may permit certain utility companies to earn more than their traditional regulated rates of return. Some companies, however, may be forced to defend their core business and may be less profitable. While regulated providers tend to have regulated returns, non-regulated providers' returns are not regulated and generally are more volatile. These developments have reduced stability of cash flows in those states with non-regulated providers and could impact the short-term earnings potential of some in this industry. These trends have also made shares of some utility companies less sensitive to interest rate changes but more sensitive to changes in revenue and earnings and caused them to reduce the ratio of their earnings that they pay out as dividends.

Certain utility companies face risks associated with the operation of nuclear facilities for electric generation, including, among other considerations, litigation, the problems associated with the use of radioactive materials and the effects of natural or man-made disasters. In general, certain utility companies may face additional regulation and litigation regarding their power plant operations, increased costs from new or greater regulation of these operations, and expenses related to the purchase of emissions control equipment.

Fixed Portfolio

Investors should be aware that the Trust is not "actively-managed" (i.e., it does not engage in regular portfolio changes on the basis of economic, financial and/or market analyses as is typical in an actively-managed mutual fund or exchange-traded fund) and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain limited circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Investment Summary—Investment Concept and

Selection Process and that the Trust will generally continue to purchase or hold Securities originally selected through these criteria even though a Security may no longer meet all of the selection criteria. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor and/or its affiliates may sell or recommend selling certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. This may have an adverse effect on the prices of the Securities. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to either sell the Security or accept an offer for cash if the Sponsor determines that either action is in the best interest of the Holders. The Trustee will distribute any cash proceeds to Holders.

The Portfolio is regularly reviewed and evaluated and although the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in common stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the Proportionate Relationship, subject to adjustment under certain circumstances (for instance, to avoid exceeding the limits on investment companies relating to the acquisition of stocks or securities of securities-related issuers). To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in accordance with the Proportionate Relationship. Securities will be sold, to the extent necessary, to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately three months, and in any event not later than six months, from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). As a result, the net asset value of the Trust will decrease to the extent of such reimbursement. Since this reimbursement to the Sponsor occurs on a one-time basis following the close of the initial public offering period, with respect to Units held after the reimbursement has been completed, you will pay the full per Unit amount of any such organization costs even if you redeem your Units prior to the Termination Date.

During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust's organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in the Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain, to the extent practicable, the Proportionate Relationship.

Termination

The Trust may be terminated early and all outstanding Units liquidated if the net asset value of the Trust falls below $1,000,000 or less than 40% of the net asset value of the Trust at the completion of the initial public offering period. As the size of the Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, or is expected to fall below such applicable minimum value as a result of one or more redemption requests received by the Sponsor, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information section. See Administration of Trust—Amendment and Termination for a more detailed discussion of situations which may lead to the termination of the Trust.

Cybersecurity Risk

With the increased use of technologies such as the internet to conduct business, the Trust is susceptible to operational, information security and related risks. Cybersecurity incidents involving the Trust and its service providers (including, without limitation, the Sponsor and the Trustee) have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of Holders to purchase, redeem or otherwise take action with respect to Units, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, and/or additional compliance costs. Similar adverse consequences could result from cybersecurity incidents affecting issuers of Securities in which the Trust invests, counterparties with which the Trust engages, governmental and other regulatory authorities, exchanges and other financial market operators, banks, brokers, dealers, insurance companies, other financial institutions and other parties. The Trust and its Holders could be negatively impacted as a result.

Conflicts of Interest

Certain of the Securities selected for the Trust are subject to conflicts of interest. The Sponsor selected the Securities for the Trust through the process described under "Investment Summary and Selection Process". The Sponsor and its affiliates have a range of relationships with certain of the companies contained in the Trust. The inclusion of these companies in the Trust constitutes a conflict of interest, as set forth in detail under "Notes to Portfolio".

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding any applicable initial sales charge to the net asset value per Unit of the Trust. The net asset value per Unit of the Trust is determined by the Trustee in accordance with the Indenture. The total sales charge is equal, in the aggregate, to a maximum charge of 1.50% of the Public Offering Price (1.523% of the net amount invested in Securities).

In addition, as of the close of the initial offering period, a per Unit amount sufficient to reimburse the Sponsor for organization costs, not exceeding the amount of estimated organization costs, nor the actual amount of such costs, whichever is lower, will be deducted from the assets of the Trust, reducing the net asset value of all Units, including those which are subject to any of the sales charge reductions described below. See Investment Summary—Public Offering Price and Expenses and Charges—Initial Expenses.

The initial sales charge is equal to the difference between the total sales charge (maximum of 1.50% of the Public Offering Price), and the sum of the maximum fixed dollar amount of the remaining deferred sales charge (initially $0.150 per Unit). As a result, on the Initial Date of Deposit and any other day the Public Offering Price equals $10.00 per Unit, purchasers will pay no initial sales charge. If the Public Offering Price exceeds $10.00 per Unit purchasers will pay an initial sales charge calculated as described above. If the Public Offering Price is less than $10.00 per Unit, purchasers will receive a credit at the time of purchase equal to the difference between their applicable total sales charge (maximum of 1.50% of the Public Offering Price) and the fixed dollar amount of the remaining deferred sales charge (a "Credit"). The initial sales charge, if any, is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.150 per Unit is accrued in three monthly installments and will be charged to the Trust's capital account established under the Indenture (the "Capital Account") on the dates specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.50%, and as noted above, an initial sales charge will apply. If the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 1.50%, in which case a Credit will be applied to ensure the purchaser is not charged more than the maximum of 1.50% of the Public Offering Price. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $0.150 per Unit has not been deducted at the time of repurchase or redemption of Units prior to the final date specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates, any unpaid amount will be deducted from the proceeds. Accordingly, the net asset value of your Units will decrease following each deferred sales charge payment. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction. See Reinvestment Plan.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public) will be able to purchase Units at approximately $10.00 each. To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the Initial Date of Deposit (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order.

Valuation of Securities by the Evaluator is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined by the Evaluator or an independent pricing service used by the Evaluator. In these cases, the Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to any Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

Morgan Stanley employees, including those of affiliates, and employee-related accounts according to Morgan Stanley's account linking rules may purchase Units at the Public Offering Price per Unit less a 1.25% discount applied at the time of purchase.

Since the deferred sales charge is a fixed dollar amount per Unit, the Trust must charge this amount per Unit regardless of any discounts, including those provided with respect to Units purchased in Fee-Based Accounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the aggregate fixed dollar amount of the deferred sales charge will receive a Credit equal to the difference between their applicable total sales charge and this fixed dollar charge at the time Units are purchased.

Fee-Based Accounts

The Sponsor may offer Units for purchase through a registered investment adviser, certified financial planner or registered broker dealer who either charges periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provides such services in connection with an investment account ("Fee-Based Account") for which a comprehensive "wrap fee" is charged on assets held in such an account, which generally would include the value of any Units held in the Fee-Based Account. If the Sponsor elects to offer Units for purchase by Fee-Based Accounts, then purchasers of such Units will not be subject to the sales charge due to the application of a Credit, or pay any other fees to the Sponsor.

You should consult your financial professional to determine whether you can benefit from purchasing Units through a Fee-Based Account. To purchase Units in these Fee-Based Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth under "Summary of Essential Information".

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust. The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary by the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the maximum sales charge per Unit (subject to reduction for purchasers as described under Public Offering Price above). A portion of the sales charge is paid to the financial professional assisting with the sale of Units of the Trust.

In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations in the Public Offering Price of any Units held by the Sponsor for sale to investors. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor and/or its affiliates provide a vast array of financial services to a large number of companies globally and receive compensation for those services from such companies, some of which are issuers of the Securities in the Portfolio (see Notes to Portfolio). During the last twelve months, the Sponsor and/or its affiliates, have acted as underwriter, manager or co-manager of a public offering of the securities of, provided investment banking services to, or maintained a market in the securities of certain of the companies in the Portfolio of the Trust and/or may seek to do so in the future. The Sponsor and/or its affiliates also provide additional services, including but not limited to corporate banking, securities underwriting, brokerage, research, asset management and trading, to various companies. Holders should know that the Sponsor and/or its affiliates have received, receive or seek to receive compensation for those services from such companies, which include certain of the companies in the Portfolio of the Trust (see Notes to Portfolio). As noted above, the inclusion of any such company in the Trust would constitute a conflict of interest. Please refer to the Conflicts of Interest section and the Notes to Portfolio for additional information.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units and the prices at which it subsequently resells them or the prices at which the Securities are sold after it redeems such Units to the Trustee, as the case may be.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, based upon the net asset value per Unit.

The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the net asset value per Unit on the date on which the Units of the Trust are tendered for redemption. Regardless of whether the Sponsor maintains a market for Units, a Holder will be able to dispose of Units by tendering them for redemption. See Redemption.

The Sponsor may redeem any Units it has purchased in the secondary market to the Trustee at any time. Among the factors which the Sponsor may consider in making such a determination include the number of units of all series of unit investment trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

You may redeem all or a portion of your Units at any time by sending a request for redemption to your financial professional. Alternatively, you may tender your Units for redemption directly to the Trustee. Although no redemption fee will be charged, your redemption proceeds will be subject to any unpaid portion of the deferred sales charge, and you will be responsible for taxes (or other governmental charges) that may apply. The redemption proceeds you receive will be based on the net asset value per Unit as of the Evaluation Time next following the time you tender your Units for redemption. The valuation of Securities shall be determined by the process outlined under Public Sale of Units—Public Offering Price. You will be entitled to receive your redemption proceeds within one business day after the day you tender.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Trustee will sell Securities from the Portfolio on a pro rata basis unless the Sponsor has supplied a current list of designated Securities from which the Trustee may select the Securities to be sold. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, in accordance with applicable law, (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the Securities and Exchange Commission ("SEC") may by order permit.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. Since the estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period, Holders will have paid the full per Unit amount of any such organization costs even if Units are redeemed prior to the Termination Date. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust. The payment of organization costs from the assets of the Trust to the Sponsor serves only to reimburse the Sponsor for the various payments made to unaffiliated entities on behalf of the Trust, and does not in any way serve to compensate the Sponsor.

Trustee's Fees—The Trustee's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent, payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Trustee's fees may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) any foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (6) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (7) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (8) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below) (which will reduce distributions from such accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value per Unit. Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust, a current list of the Securities, and a copy of the Indenture at its unit investment trust office. Such records are available to Holders for inspection at reasonable times during business hours. Morgan Stanley keeps records of the names, addresses and Units held by all Holders of record.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to the Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to the Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which intends to follow a buy and hold investment strategy and is not actively-managed (i.e., it does not engage in regular portfolio changes on the basis of economic, financial and/or market analyses as is typical in an actively-managed mutual fund or exchange-traded fund). Therefore, while the Portfolio is regularly reviewed, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities and maintain the Proportionate Relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain limited circumstances described in the Indenture, including, but not limited to: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; if a security deposited into the Portfolio was not among those identified for inclusion in accordance with the criteria specified under Investment Summary—Investment Concept and Selection Process; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders.

Further, the Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets the selection criteria listed under Investment Concept and Selection Process.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to either sell the Security or accept an offer for cash if the Sponsor determines that either action is in the best interest of Holders. The Trustee will distribute any cash proceeds to Holders. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as income distribution requirements and fees and expenses of the Trust.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the Portfolio of the Trust.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

In connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions, in accordance with the relevant terms of the Indenture, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable, (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issuers originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, the Sponsor will provide on its website (www.morganstanley.com/what-we-do/wealth-management/unit-investment-trusts) a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain a paper copy of this statement free of charge by requesting one from their financial advisor. Further, Holders may also obtain evaluations of the Securities upon request to the Trustee. If you have any other questions regarding your account or your Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sales from the broker-dealer or bank with whom their purchase or sale was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under the Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under the Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the outstanding Units. The Sponsor shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

ROLLOVER OPTION

Holders may elect to rollover all or a portion of their redemption or termination proceeds into units of any Rollover Series, subject to any applicable sales charge (as disclosed in the prospectus for the Rollover Series). A rollover is treated as a redemption of Trust Units (see "Redemption" above) and as a separate purchase of units of the Rollover Series. Rollovers will be effected only in whole units. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated. Holders who decide not to rollover their expected termination proceeds will receive a cash distribution after the Trust terminates.

The availability of the rollover option does not constitute a solicitation of an offer to purchase units of a Rollover Series or any other security. A Holder's election to participate in the rollover option will be treated as an indication of interest only. Holders should contact their financial professionals to find out what appropriate Rollover Series may be available and to obtain any corresponding prospectus. At any time prior to the liquidation of a Holder's Units in connection with a request to rollover such proceeds into a Rollover Series, such Holder may instead elect to receive their terminating distribution in cash. Exercise of the rollover option will not prevent a Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Rollover Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. See "Taxes." Holders should consult their own tax advisors in this regard. The Sponsor reserves the right to modify, suspend or terminate the rollover option at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust's "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes". If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from any prior unit investment trust deposited by the Sponsor (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase whole Units of the Trust at the net asset value per Unit as of the Evaluation Time on the Distribution Day. Any distributions, or portions thereof, not applied towards the purchase of Units shall be credited towards the Holder's account. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (2) terminate the Indenture and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trust. The Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings. This summary also does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, financial institution, person who marks to market their Units or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Assets of the Portfolio

The Trust is expected to hold shares of stock in corporations that are treated as equity for federal income tax purposes.

It is possible that the Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by the Trust as "Trust Assets".

Federal Tax Treatment

If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes.

As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains), if any from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units.

Unless your Units are held in a tax-advantaged account, you will typically have to pay taxes on such income even if your Units have lost value during a given tax year. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Your Tax Basis and Income or Loss Upon Disposition

If you dispose of your Units or redeem your Units for cash, you will generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if the Trust disposes of Trust Assets. Your initial tax basis in each Trust Asset is determined by apportioning the cost of your Units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Trust Assets must be adjusted after you acquire your Units.

If you are an individual, the maximum marginal federal tax rate for net capital gain currently is generally 20%. Dividends and net capital gains also are subject to a 3.8% tax on net investment income for taxpayers at higher income levels. Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Code, however, treats certain capital gains as ordinary income in special situations. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year ($1,500 if married filing separately).

Dividends from Stocks

Certain dividends received with respect to the stocks may qualify to be taxed at the same federal rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied. These are generally referred to as qualified dividends.

Dividends Received Deduction

Generally, a domestic corporation owning Units in the Trust may be eligible for the dividends received deduction with respect to such Holder's pro rata portion of certain types of dividends received by the Trust. However, a corporation generally will not be entitled to the dividends received deduction with respect to dividends from most foreign corporations.

Cash Distributions, Rollovers and Exchanges

If you receive cash when you redeem your Units or at the Trust's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at the Trust's termination be rolled into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of the Trust for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code. The deductibility of capital losses is subject to other limitations in the tax law.

Limitations on the Deductibility of Trust Expenses

Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust's income, even if some of that income is used to pay Trust expenses. An individual's pro rata share of Trust expenses characterized as miscellaneous itemized deductions, which include investment expenses, are generally not deductible.

Foreign Investors

If you are a foreign investor (i.e., an investor other than a U.S. citizen, resident, corporation, partnership, estate or trust), gains from the sale or redemption of your Units may not be subject to U.S. federal income taxes if you are not otherwise subject to net income taxation in the United States. In the case of Units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, distributions by the Trust that are treated as U.S. source income (e.g., dividends received on stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding, subject to any applicable treaty. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt from U.S. taxation. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

The Foreign Account Tax Compliance Act ("FATCA")

Under the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax on your Trust's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply to distributions with respect to your Units. Under proposed regulations, upon which taxpayers are entitled to rely until regulations are finalized, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from the Trust does not apply to such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Trust will not compensate for any amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Foreign Taxes

Some distributions or income earned by the Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid by the Trust. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes. However, please consult with your tax advisor for additional information on foreign tax credits and deductions.

Backup Withholding

By law, the Trust must withhold as backup withholding a percentage (currently 24%) of your taxable distributions and redemption proceeds if you do not provide your correct social security or taxpayer identification number and certify that you are not subject to backup withholding, or if the IRS instructs the Trust to do so.

Retirement Plans

Because each Holder's circumstances are different and special tax rules may apply, you should consult your tax advisors about federal, state, local and/or foreign tax considerations that may be relevant to your particular situation. The summary is based on current tax law, which may be changed by legislative, judicial or administrative action. Units of the Trust may be appropriate for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. If you're considering investing in the Trust through such a plan, you should review the specific tax laws related to it and consult your attorney or tax advisors with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

New York Tax Status

Under the existing income tax laws of the State and City of New York, the Trust will not be taxed as a corporation subject to the New York State franchise tax and the New York City business corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of the Trust. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the 1934 Act.

Legal Opinion

The legality of the Units has been passed upon by Morgan, Lewis & Bockius LLP, as special counsel for the Sponsor.

Experts

The Statement of Financial Condition, including the portfolio of investments, of Morgan Stanley Portfolios, Series 86, comprising Americas Thematic Focus Trust, as of __________, 2026 (Initial Date of Deposit) included in this Prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such Statement of Financial Condition, including the portfolio of investments, is included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor and the Trust have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

(This page has been left blank intentionally.)

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333- ) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Fee Table	6
Summary of Essential Information	7
Report of Independent Registered Public Accounting Firm	8
Statement of Financial Condition	9
Portfolio	10
Notes to Portfolio	11
Description of the Trust	12
Risk Factors	14
Public Sale of Units	23
Market for Units	26
Redemption	26
Expenses and Charges	26
Administration of the Trust	28
Rollover Option	30
Reinvestment Plan	31
Resignation, Removal and Limitations on Liability	31
Taxes	32
Miscellaneous	34

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
240 Greenwich Street, 22W Fl
New York, New York 10286
(800) 856-8487

When units of the Trust are no longer available, this Prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this Prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This Prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Americas Thematic Focus Trust

Morgan Stanley Portfolios,
Series 86

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

Morgan Stanley Smith Barney LLC (the Depositor) and its directors, officers and employees are covered by a Financial Institutions Bond with a limit of $200 million. Coverage is provided by ACE Global Markets (a Lloyds of London syndicate) and others.

B.	This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm (to be supplied by amendment).

The following exhibits:

1.1	Trust Agreement (to be supplied by amendment).

1.1.1	Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2	Certificate of Formation of Morgan Stanley Smith Barney LLC. Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3	Limited Liability Company Agreement of the Depositor. Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1	Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 59 (File No. 333-265475) dated August 29, 2022.

3.1	Opinion and Consent of Counsel as to the legality of securities being registered (to be supplied by amendment).

3.3	Opinion of Counsel as to the Trustee and the Trust (to be supplied by amendment).

4.1	Consent of Evaluator (to be supplied by amendment).

4.2	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 79 (File No. 333-284920) dated February 10, 2025.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Portfolios, Series 86, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 13th day of February 2026.

MORGAN STANLEY PORTFOLIOS, SERIES 86
(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ Michael B. Weiner
Michael B. Weiner
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on February 13, 2026, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Jed Finn	Chairman, President and Chief Executive Officer

Michael Hennessy	Director

James Janover	Director

Chad Turner	Director

John Crowe	Chief Financial Officer (fulfills the role of principal accounting officer)

By:	/s/ Michael B. Weiner
Michael B. Weiner
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

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